Exemption No. 82-01747

恒生銀行
HANG SENG BANK

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RECEIVED
2008 NOV -5 A 8:45

Our Ref: HOS LGA 080456

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U S A
Mailstop: Room 3628

3 November 2008

SUPPL

08005731

Dear Sirs

HANG SENG BANK LIMITED (EXEMPTION NO. 82-01747)

On behalf of Hang Seng Bank Limited (the "Bank"), a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document	Date
Announcement of closure of Register of Shareholders and Declaration of Third Interim Dividend for 2008	3 November 2008

The above document may be viewed and downloaded from the website of the Bank at www.hangseng.com.

Yours faithfully

PROCESSED
NOV 0 7 2008
THOMSON REUTERS

C C Li
Company Secretary

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

(Stock code: 11)

THIRD INTERIM DIVIDEND FOR 2008

The Board of Hang Seng Bank Limited has declared a third interim dividend in respect of the year ending 31 December 2008 of HK$1.10 per share.

The Board of Directors of Hang Seng Bank Limited (the "Bank") today declared a **third interim dividend** in respect of the year ending 31 December 2008 of HK$1.10 per share, which will be payable on Wednesday, 10 December 2008, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 20 November 2008.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

The results for the year ending 31 December 2008 will be announced on Monday, 2 March 2009. It is intended that any fourth interim dividend for 2008 that is announced on that date would be payable on Tuesday, 31 March 2009 to shareholders whose names appear on the Register of Shareholders of the Bank on Wednesday, 18 March 2009.

REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Bank will be closed for one day on Thursday, 20 November 2008, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2008, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Wednesday, 19 November 2008. Shares of the Bank will be traded ex-dividend as from Tuesday, 18 November 2008.

DIRECTORS

As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* *Independent non-executive Directors*
\# *Non-executive Directors*

By Order of the Board
C C Li
Secretary

Hong Kong, 3 November 2008

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

Member HSBC *Group*

END